Exhibit 99.1

PRESS RELEASE For immediate distribution

BRP REPORTS FISCAL YEAR 2020 FIRST QUARTER RESULTS AND AUTHORIZATION OF SUBSTANTIAL ISSUER BID

Last March, BRP has been recognized with seven prestigious Red Dot Design Awards where seven products were favoured by the Jury, including the Can-Am Ryker.

© BRP 2019

Highlights for the quarter vs Q1 FY19:

•	Revenues of $1,333.7 million, an increase of $197.0 million or 17.3%;
•	Strong growth in all regions with revenues up 19% in the United States, 12% in Canada and 17% at International;
•	Gross profit of $300.6 million representing 22.5% of revenues, an increase of $19.0 million;
•	Net income of $23.8 million, an increase of $10.4 million, which resulted in diluted earnings per share of $0.25, an increase of $0.12 per share or 92.3%;
•	Normalized net income [1] of $52.7 million, a decrease of $0.8 million, which resulted in normalized diluted earnings per share [1] of $0.54, an increase of $0.02 per share or 3.8%;
•	Normalized EBITDA [1] of $146.7 million representing 11.0% of revenues, an increase of $20.1 million or 15.9%.

In addition, during the three-month period ended April 30, 2019:

•

The Company amended its $575.0 million revolving credit facilities to increase the availability by $125.0 million for a total of $700.0 million, to extend the maturity from May 2023 to May 2024 and to improve pricing.

Recent events:

•

On May 1, 2019, the Company announced that it had entered into a definitive agreement to acquire 80% of the outstanding shares of Telwater Pty, Ltd (“Telwater”), Australia’s leading manufacturer of aluminum boats and trailers.

•

The Company today announced the authorization of a substantial issuer bid (the ‘’Offer’’) to purchase for cancellation up to $300 million of the Company’s subordinate voting shares. The SIB will be funded with a combination of cash on hand, drawing on existing credit facilities and planned incremental term loan issuance.

[1] See the reconciliation table in “Non-IFRS Measures” section.

Valcourt, Quebec, May 30, 2019 – BRP Inc. (TSX:DOO; NASDAQ:DOOO) today reported its financial results for the three-month period ended April 30, 2019. All financial information is in Canadian dollars unless otherwise noted. The complete financial results are available at Sedar, as well as in the Quarterly Reports section of BRP’s website.

“We have experienced strong retail momentum in North America and Europe with all our sectors trending positively, and we are very satisfied with our year-over-year revenue growth of 17%, even while operating in a dynamic environment. We have continued to outpace the competition, and are positive about the outlook for the rest of this year,” declared José Boisjoli, BRP’s President and CEO.

“Our quarter after quarter strong performance is testament to our ability to execute on our strategic priorities : growth, agility and Lean enterprise. With our industry leadership position and our quality of our execution, we are confident to deliver the guidance for the year”, concluded Boisjoli.

Highlights for the Three-Month Period Ended April 30, 2019

Revenues increased by $197.0 million, or 17.3%, to $1,333.7 million for the three-month period ended April 30, 2019, compared with $1,136.7 million for the corresponding period ended April 30, 2018. The revenue increase was primarily attributable to higher wholesale of Year-Round Products. The increase includes a favourable foreign exchange rate variation of $13 million.

The Company’s North American retail sales for the three-month period ended April 30, 2019 increased by 10% compared with the three-month period ended April 30, 2018, mainly due to an increase in 3WV following the introduction of the Can-Am Ryker.

Gross profit increased by $19.0 million, or 6.7%, to $300.6 million for the three-month period ended April 30, 2019, compared with $281.6 million for the corresponding period ended April 30, 2018. Gross profit margin percentage decreased by 230 basis points to 22.5% from 24.8% for the three-month period ended April 30, 2018. The decrease was primarily due to higher commodity, production and distribution costs and an unfavourable product mix of 3WV sold, partially offset by higher volume of 3WV and PAC sold.

Operating expenses increased by $16.2 million, or 8.3%, to $211.6 million for the three-month period ended April 30, 2019, compared with $195.4 million for the three-month period ended April 30, 2018. The increase was mainly attributable to support for the launch of various products such as the Can-Am Ryker, continued product investments and costs related to the modernization of information systems, partially offset by lower variable employee compensation expenses.

Net Income data

	Three-month periods ended
(in millions of Canadian dollars)	April 30, 2019	April 30, 2018

Revenues by category [1]

Powersports

Year-Round Products	$627.0	$526.6

Seasonal Products	375.4	350.4

Powersports PAC and OEM Engines	185.0	155.9

Marine	146.3	103.8

Total Revenues	1,333.7	1,136.7

Cost of sales	1,033.1	855.1

Gross profit	300.6	281.6

As a percentage of revenues	22.5%	24.8%

Operating expenses

Selling and marketing	97.2	83.0

Research and development	57.5	55.6

General and administrative	52.2	48.7

Other operating expenses	4.7	8.1

Total operating expenses	211.6	195.4

Operating income	89.0	86.2

Net financing costs	19.9	11.5

Foreign exchange loss on long-term debt	25.7	41.5

Income before income taxes	43.4	33.2

Income tax expense	19.6	19.8

Net income	$23.8	$13.4

Attributable to shareholders	$24.0	$13.3

Attributable to non-controlling interest	$(0.2)	$0.1

Normalized EBITDA [2]	$146.7	$126.6

Normalized net income [2]	$52.7	$53.5

[1] Comparative figures have been modified to reflect the new categories of revenues following the creation of the Marine Group.

[2] See “Non-IFRS Measures” section.

QUARTERLY REVIEW BY SEGMENT

Powersports

Year-Round Products

Revenues from Year-Round Products increased by $100.4 million, or 19.1%, to $627.0 million for the three-month period ended April 30, 2019, compared with $526.6 million for the corresponding period ended April 30, 2018. The increase was primarily attributable to the introduction of the Can-Am Ryker, a higher volume of ATV sold and a favourable foreign exchange rate variation of $9 million.

North American Year-Round Products retail sales increased on a percentage basis in the twenties range compared with the three-month period ended April 30, 2018.

Seasonal Products

Revenues from Seasonal Products increased by $25.0 million, or 7.1%, to $375.4 million for the three-month period ended April 30, 2019, compared with $350.4 million for the corresponding period ended April 30, 2018. The increase resulted primarily from a favourable product mix and price increases in PWC and from a favourable foreign exchange rate variation of $3 million.

North American Seasonal Products retail sales increased on a percentage basis by high-single digits compared with the three-month period ended April 30, 2018.

Powersports PAC and OEM Engines

Revenues from Powersports PAC and OEM Engines increased by $29.0 million, or 18.6%, to $185.3 million for the three-month period ended April 30, 2019, compared with $156.3 million for the corresponding period ended April 30, 2018. The increase was mainly attributable to a higher volume of 3WV, SSV and PWC accessories and a higher volume of snowmobile and PWC parts.

Marine

Revenues from Marine segment increased by $37.9 million, or 33.4%, to $151.3 million for the three-month period ended April 30, 2019, compared with $113.4 million for the corresponding period ended April 30, 2018. The increase was mainly due to the acquisition of Alumacraft Boat Co. (“Alumacraft”) and Triton Industries, Inc. (“Manitou”), partially offset by a lower volume of outboard engines sold.

North American outboard engine retail sales decreased on a percentage basis in the high-teens range compared with the three-month period ended April 30, 2018.

DECLARATION OF DIVIDEND

The Board of Directors approved a quarterly dividend of $0.10 per share for holders of its multiple voting shares and subordinate voting shares. The dividend will be paid on July 12, 2019 to shareholders of record at the close of business on June 28, 2019. The payment of each quarterly dividend remains subject to the declaration of that dividend by the Board of Directors. The actual amount, the declaration date, the record date and the payment date of each quarterly dividend are subject to the discretion of the Board of Directors.

ANNOUNCEMENT OF A SUBSTANTIAL ISSUER BID

The Company announced today that the Board of Directors has authorized the launch of a substantial issuer bid pursuant to which the Company will offer to purchase for cancellation up to $300 million of its subordinate voting shares. The Company anticipates that the Offer will commence, and the terms and pricing will be determined, during the next two weeks and will be completed before the end of July 2019. The Company intends to fund the Substantial Issuer Bid with a combination of cash on hand, drawings on existing credit facilities and, subject to market conditions, the planned incremental term loan issuance.

Under the proposed issuer bid, which remains subject to regulatory approval in the United States and Canada, shareholders wishing to accept the Offer will have the opportunity to tender their shares through a modified Dutch auction tender at a specified price within a range to be proposed by the Company, or through a proportionate tender at a price determined by the Dutch auction tenders and that will result in them maintaining their proportionate equity ownership. The maximum and minimum prices to be proposed under the Dutch auction tender will be determined in the context of the market price of the Company’s subordinate voting shares at the time of commencement of the proposed issuer bid. The Offer will not be conditional upon any minimum number of shares being tendered and will be subject to conditions customary for transactions of this nature.

Holders of multiple voting shares will be entitled to tender the subordinate voting shares underlying their multiple voting shares in the proposed bid. Multiple voting shares taken up by the Company will be converted into subordinate voting shares on a one-for-one basis immediately prior to take up. Beaudier Inc., 4338618 Canada Inc. and Bain Capital Luxembourg Investments S.à r.l., which collectively hold approximately 51.1% of the Company’s outstanding shares, have advised the Company that they intend to make proportionate tenders in connection with the Offer in order to maintain their proportionate equity ownership following the completion of the bid, but neither is commited to taking any action with respect to the Offer. As of May 30, 2019, the Company had 42,313,579 subordinate voting shares and 54,101,384 multiple voting shares issued and outstanding. All shares purchased under the Offer will be cancelled.

This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell the Company’s shares. The Offer referred to in this news release has not yet commenced. The solicitation and the Offer to buy the shares will only be made pursuant to a separate issuer bid circular, which will contain full details of the Offer and will be filed with the securities regulatory authorities and mailed to the Company’s shareholders.

Fiscal Year 2020 Guidance

The table below sets forth BRP’s financial guidance for Fiscal Year 2020 which reflects the adoption of new IFRS 16 – Leases (“IFRS 16”) standard effective as of February 1, 2019. Under IFRS 16, operating lease expenses are recorded as depreciation and interest expense rather than operating costs within Normalized EBITDA[1]. No restatement of prior periods was made.

The financial guidance targets have been adjusted as follows:

Financial Metric	FY19	FY20 Guidance[3] vs FY19

Revenues
Year-Round Products	$2,240.6	Up 14% to 19% (previously up to 12% to 17%)
Seasonal Products	$1,803.5	Up 2% to 5% (previously Flat to up 3%)
Powersports PAC and OEM Engines	$707.5	Up 5% to 9% (previously up 2% to 7%)

Marine	$492.2	Up 17% to 22% (previously up 15% to 20%)

Total Company Revenues	$5,243.8	Up 9% to 13% (previously up 7% to 11%)

Normalized EBITDA[1]	$655.9	Up 20% to 23% (previously up 19% to 23%)

Effective Tax Rate[1][2]	25.5%	26.5% to 27.0%

Normalized Earnings per Share – Diluted[1]	$3.10	Up 15% to 21% ($3.55 to $3.75) (previously $3.50 to $3.70)

Net Income	227.3	$350M to $375M (assuming an Fx loss on long-term debt and lease liabilities of $27.6M)

Other guidance:

•	Expecting ~$227M Depreciation Expense compared to $176M in FY19, ~$85M of Net Financing Costs Adjusted and ~97.5M shares (decreased from 98.2M shares).
•	Expecting Capital Expenditures of ~$360M to $370M in FY20 compared to $299M in FY19.

[1] Please refer “Non-IFRS Measures” section.

[2] Effective tax rate based on Normalized Earnings before Normalized Income Tax.

[3] Please refer to “Forward-Looking Statements” and “Key assumptions” sections for a summary of important risk factors underlying the FY20 guidance.

The above targets are based on a number of economic and market assumptions the Company has made in preparing its Fiscal Year 2020 financial guidance, including assumptions regarding the performance of the economies in which it operates, foreign exchange currency fluctuations, market competition and tax laws applicable to its operations. The Company made a number of economic and market assumptions in preparing and making forward-looking statements. The Company is assuming reasonable industry growth ranging from flat to high-single digits, moderate market share gains in Year-Round Products and Seasonal Products and constant market share for the Marine segment. The Company is also assuming interest rates increase modestly, currencies remain at near current levels and inflation remains in line with central bank expectations in countries where the Company is doing business. The Company cautions that the assumptions used to prepare the forecasts for Fiscal Year 2020, although believed to be reasonable at the time they were made, may prove to be incorrect or inaccurate. In addition, the above forecasts do not reflect the potential impact of any non-recurring or other special items or of any new material commercial agreements, dispositions, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after May 29, 2019. The financial impact of such transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Accordingly, our actual results could differ materially from our expectations as set forth in this news release. The outlook provided constitutes forward-looking statements within the meaning of applicable securities laws and should be read in conjunction with the “Caution Concerning Forward-Looking Statements” section.

Conference Call and Webcast Presentation

Today at 9 a.m. EDT, BRP Inc. will host a conference call and webcast to discuss its FY2020 first quarter. The call will be hosted by José Boisjoli, President and CEO, and Sébastien Martel, CFO. To listen to the conference call by phone (event number 4304845), please dial 514-392-0235 or 1-800-564-3880 (toll-free in North America). Click for international dial-in numbers.

The Company’s first quarter FY2020 MD&A, financial statements and webcast presentation are posted in the Quarterly Reports section of BRP’s website.

About BRP

We are a global leader in the world of powersports vehicles and propulsion systems built on over 75 years of ingenuity and intensive consumer focus. Our portfolio of industry-leading and distinctive products includes Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft, Can-Am on- and off-road vehicles, Alumacraft and Manitou boats, Evinrude and Rotax marine propulsion systems as well as Rotax engines for karts, motorcycles and recreational aircraft. We support our lines of product with a dedicated parts, accessories and clothing business to fully enhance your riding experience. With annual sales of CA$5.2 billion from over 120 countries, our global workforce is made approximately of 12,500 driven, resourceful people.

www.brp.com

@BRPNews

Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Evinrude, Manitou, Alumacraft and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain information included in this release, including, but not limited to, statements relating to our Fiscal Year 2020 financial outlook (including revenues, Normalized EBITDA, Effective Tax Rate, Normalized earnings per share, net income, depreciation expense, net financing costs adjusted and capital expenditures), the declaration and payment of dividends, the Company’s ability to achieve its Fiscal Year 2020 guidance, the Company’s intention to undertake a substantial issuer bid and the terms thereof (including the maximum dollar value of subordinate voting shares the Company may purchase under the Offer and the timing for launch and completion of the Offer), the Company’s intention to incur a new term loan tranche (including the terms and conditions of such new term loan tranche) and other statements that are not historical facts, are “forward-looking statements” within the meaning of Canadian securities laws. Forward-looking statements are typically identified by the use of terminology such as “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases. Forward looking statements, by their very nature, involve inherent risks and uncertainties and are based on several assumptions, both general and specific. BRP cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the powersports industry to be materially different from the outlook or any future results or performance implied by such statements. Key assumptions used in determining forward-looking information are set forth below.

KEY ASSUMPTIONS

The Company made a number of economic and market assumptions in preparing its Fiscal Year 2020 financial guidance, including assumptions regarding the performance of the economies in which it operates, market competition, tax laws applicable to its operations and foreign exchange currency fluctuation. The Company made a number of economic and market assumptions in preparing and making forward-looking statements. The Company is assuming reasonable industry growth ranging from flat to high-single digits, moderate market share gains in Year-Round Products and Seasonal Products and constant market share for the Marine segment. The Company is also assuming interest rates increase modestly, currencies remain at near current levels and inflation remains in line with central bank expectations in countries where the Company is doing business. In addition, many factors could cause the Company’s actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the Offer not occurring as expected, any failure of any condition to the Offer, any inability to obtain any required regulatory approvals or exemptive relief, in the United States or Canada, the extent to which shareholders elect to tender their shares under the Offer, the Company having sufficient financial resources and working capital following completion of the Offer, the market for the Company’s shares following completion of the Offer being materially less liquid than the market that exists at the time the Offer is commenced, the Offer launching and/or being completed on time and the Company’s and its subsidiaries’ success in anticipating and managing the foregoing factors, and the following factors, which are discussed in greater detail under the heading “Risk Factors” in the Company’s most recent Annual Information Form filed with the Canadian Securities Administrators (available at sedar.com) and on Form 40-F with the Securities and Exchange Commission in the United States (available at https://www.sec.gov/): impact of adverse economic conditions on consumer spending; decline in social acceptability of the Company’s products; fluctuations in foreign currency exchange rates; high levels of indebtedness; unavailability of additional capital; unfavourable weather conditions; seasonal sales fluctuations; inability to comply with product safety, health, environmental and noise pollution laws; large fixed cost base; inability of dealers and distributors to secure adequate access to capital; supply problems, termination or interruption of supply arrangements or increases in the cost of materials; competition in product lines; inability to successfully execute growth strategy; international sales and operations; failure of information technology systems or security breach; failure to maintain an effective system of internal control over financial reporting and to produce accurate and timely financial statements; loss of members of management team or employees who possess specialized market knowledge and technical skills; inability to maintain and enhance reputation and brands; significant product liability claim; significant product repair and/or replacement due to product warranty claims or product recalls; reliance on a network of independent dealers and distributors; inability to successfully manage inventory levels; intellectual property infringement and litigation; inability to successfully execute manufacturing strategy; covenants in financing and other material agreements; changes in tax laws and unanticipated tax liabilities; deterioration in relationships with employees; pension plan liabilities; natural disasters; failure to carry proper insurance coverage; volatile market price for BRP’s subordinate voting shares; conduct of business through subsidiaries; significant influence by Beaudier Inc. and 4338618 Canada Inc. (together the “Beaudier Group”) and Bain Capital Luxembourg Investments S. à r. l. (“Bain Capital”); and future sales of BRP’s shares by Beaudier Group, Bain Capital, directors, officers or senior management of the Company. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully.

The forward-looking statements contained in this release are made as of the date of this release and BRP undertakes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws. In the event that BRP does update any forward-looking statement, no inference should be made that BRP will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

NON-IFRS MEASURES

This press release makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. The Company uses non-IFRS measures including Normalized EBITDA, Normalized net income, Normalized income tax expense, Normalized effective tax rate, Normalized basic earnings per share and Normalized diluted earnings per share.

Normalized EBITDA is provided to assist investors in determining the financial performance of the Company’s operating activities on a consistent basis by excluding certain non-cash elements such as depreciation expense, impairment charge and foreign exchange gain or loss on the Company’s long-term debt denominated in U.S. dollars. Other elements, such as restructuring costs and acquisition related-costs, may also be excluded from net income in the determination of Normalized EBITDA as they are considered not being reflective of the operational performance of the Company. Normalized net income, Normalized income tax expense, Normalized effective tax rate, Normalized basic earnings per share and Normalized diluted earnings per share, in addition to the financial performance of operating activities, take into account the impact of investing activities, financing activities and income taxes on the Company’s financial results.

The Company believes non-IFRS measures are important supplemental measures of financial performance because they eliminate items that have less bearing on the Company’s financial performance and thus highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS measures. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of companies, many of which present similar metrics when reporting their results. Management also uses non-IFRS measures in order to facilitate financial performance comparisons from period to period, prepare annual operating budgets, assess the Company’s ability to meet its future debt service, capital expenditure and working capital requirements and, also, as a component in the determination of the short-term incentive compensation for the Company’s employees. Because other companies may calculate these non-IFRS measures differently than the Company does, these metrics are not comparable to similarly titled measures reported by other companies.

Normalized EBITDA is defined as net income before financing costs, financing income, income tax expense (recovery), depreciation expense and normalized elements. Normalized net income is defined as net income before normalized elements adjusted to reflect the tax effect on these elements. Normalized income tax expense is defined as income tax expense adjusted to reflect the tax effect on normalized elements and to normalize specific tax elements. Normalized effective tax rate is based on Normalized net income before Normalized income tax expense. Normalized earnings per share - basic and Normalized earnings per share – diluted are calculated respectively by dividing the Normalized net income by the weighted average number of shares – basic and the weighted average number of shares – diluted. The Company refers the reader to the “Selected Consolidated Financial Information” section of the MD&A for the reconciliations of Normalized EBITDA and Normalized net income presented by the Company to the most directly comparable IFRS measure.

Reconciliation Tables

The following table presents the reconciliation of Net income to Normalized net income [1] and Normalized EBITDA [1].

Three-month periods ended
(in millions of Canadian dollars)	April 30, 2019	April 30, 2018

Net income	$23.8	$13.4
Normalized elements

Foreign exchange loss on long-term debt and lease liabilities	27.6	41.5
Transaction costs and other related expenses [2]	0.3	—
Restructuring and related costs [3]	—	0.2
Loss on litigation [4]	0.2	0.6
Depreciation of intangible assets related to business combinations	0.7	—
Other elements	0.5	(2.0)
Income tax adjustment	(0.4)	(0.2)
Normalized net income [1]	52.7	53.5
Normalized income tax expense [1]	20.0	20.0
Financing costs	20.7	14.1
Financing income adjusted [1] [5]	(0.8)	(0.6)
Depreciation expense adjusted [1] [6]	54.1	39.6
Normalized EBITDA [1]	$146.7	$126.6
[1]	See “Non-IFRS Measures” section.
[2]	Costs related to business combinations.
[3]

The Company is involved, from time to time, in restructuring and reorganization activities in order to gain flexibility and improve efficiency. The costs related to these activities are mainly composed of severance costs and retention salaries.

[4]	The Company is involved in patent infringement litigation cases with one of its competitors.
[5]	Adjusted for transaction costs on long-term debt and NCIB gains and losses in net income.
[6]	Adjusted for depreciation of intangible assets acquired through business combinations.

For media enquiries: Elaine Arsenault Senior Advisor, Media Relations Tel.: 514.732.7092 medias@brp.com	For investor relations: Philippe Deschênes Manager Treasury and Investor Relations Tel.: 450.532.6462 philippe.deschenes@brp.com